Exhibit 99.1

ZAPP ELECTRIC VEHICLES GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	3
Unaudited Condensed Consolidated Statements of Financial Position	4
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Deficit	5
Unaudited Condensed Consolidated Statements of Cash Flows	7
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	8

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended March 31, 2025

		For the Six Months Ended March 31,
(in USD)	Notes	2025	2024
Revenue		—	—
Cost of sales		—	—
Gross profit		—	—
Selling and distribution expenses		(178,070)	(220,351)
General and administrative expenses		(2,554,893)	(2,913,759)
Operating loss		(2,732,963)	(3,134,110)
Finance income	3	1,820	574
Finance expense	3	(302,913)	(193,503)
Other expense	4	(428,803)	(1,706,090)
Loss before tax		(3,462,859)	(5,033,129)
Income tax	5	(858,582)	—
Loss for the period		(4,321,441)	(5,033,129)
Earnings per share
Basic and diluted earnings per share	6	(0.68)	(1.70)

		For the Six Months Ended March 31,
(in USD)	Notes	2025	2024
Loss for the period		(4,321,441)	(5,033,129)
Other comprehensive loss
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		73,839	(258,848)
Other comprehensive income/(loss) for the period, net of tax		73,839	(258,848)
Total comprehensive loss for the period		(4,247,602)	(5,291,997)

The notes on pages 8 to 20 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2025

(in USD)	Notes	March 31, 2025	September 30, 2024
Assets
Current assets
Cash and cash equivalents		1,117,564	1,565,117
Inventory	9	1,122,801	505,212
Trade and other receivables	10	1,110,652	1,384,762
Total current assets		3,351,017	3,455,091
Non-current assets
Property, plant and equipment	7	388,190	460,876
Right-of-use assets	13	350,234	339,568
Intangible assets	8	924,163	1,034,440
Other non-current assets		83,027	105,480
Total non-current assets		1,745,614	1,940,364
Total assets		5,096,631	5,395,455
Liabilities and shareholders’ deficit
Current liabilities
Trade and other payables	11	21,682,047	20,665,065
Loans and borrowings - current	12	4,729,609	5,734,282
Lease liabilities - current	13	97,632	78,125
Derivative liabilities - current	16	63,616	407,480
Total current liabilities		26,572,904	26,884,952
Non-current liabilities
Loans and borrowings - non-current	12	296,671	319,200
Lease liabilities - non-current	13	284,396	285,593
Derivative liabilities - non-current	16	211,420	242,653
Other non-current liabilities		194,500	179,462
Total non-current liabilities		986,987	1,026,908
Total liabilities		27,559,891	27,911,860
Shareholders’ deficit
Share capital	14	15,879	9,853
Share premium	14	131,704,924	127,410,994
Merger reserve		12,838,970	12,838,970
Share option reserve		76,322,379	76,321,588
Foreign currency translation reserve		(714,836)	(788,675)
Accumulated deficit		(242,630,576)	(238,309,135)
Total shareholders’ deficit		(22,463,260)	(22,516,405)
Total liabilities and shareholders’ deficit		5,096,631	5,395,455

The notes on pages 8 to 20 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the six months ended March 31, 2025

(in USD)	Share capital	Share premium	Accumulated deficit	Share option reserve	Merger reserve	Foreign currency translation reserve	Total
At October 1, 2024	9,853	127,410,994	(238,309,135)	76,321,588	12,838,970	(788,675)	(22,516,405)
Comprehensive loss for the period
Loss for the period	—	—	(4,321,441)	—	—	—	(4,321,441)
Other comprehensive income	—	—	—	—	—	73,839	73,839
Contributions by and distributions to owners
Shares issued in relation to the SEPA	6,026	4,293,930	—	—	—	—	4,299,956
Share-based payments	—	—	—	791	—	—	791
At March 31, 2025	15,879	131,704,924	(242,630,576)	76,322,379	12,838,970	(714,836)	(22,563,260)

The notes on pages 8 to 20 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the six months ended March 31, 2024

(in USD)	Share capital	Share premium	Accumulated deficit	Share option reserve	Equity accounted warrants	Merger reserve	Foreign currency translation reserve	Total
At October 1, 2023	5,790	120,966,057	(229,646,272)	77,315,847	345,218	12,838,970	(263,227)	(18,437,617)
Comprehensive loss for the period						—
Loss for the period	—	—	(5,033,129)	—	—	—	—	(5,033,129)
Other comprehensive loss	—	—	—	—	—	—	(258,848)	(258,848)
Contributions by and distributions to owners
Shares issued on exercise of employee share options	200	887,791	—	(887,947)	—	—	—	44
Shares issued for cash, net of issuance costs	245	625,755	—	—	—	—	—	626,000
Shares issued in relation to the SEPA commitment fee	18	49,982	—	—	—	—	—	50,000
Shares issued to settle MSA compensation	7	149,993	—	(150,000)	—	—	—	—
Share-based payments	—	—	—	43,246	—	—	—	43,246
At March 31, 2024	6,260	122,679,578	(234,679,401)	76,321,146	345,218	12,838,970	(522,075)	(23,010,304)

The notes on pages 8 to 20 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended March 31, 2025

Notes	For the Six Months Ended March 31,
(in USD)	2025	2024
Cash flows from operating activities
Loss for the period	(4,321,441)	(5,033,129)
Adjustment for:
Depreciation of property, plant and equipment and right-of-use assets	143,654	133,512
Amortization of intangible assets	73,100	68,977
Equity-settled share-based payment charge	791	43,247
Fair value movements	218,432	1,974,401
Foreign exchange movements	222,169	(268,273)
Finance income	(1,820)	(574)
Finance expense	302,913	193,503
	(3,362,202)	(2,888,336)
Changes in:
- Inventories	(641,836)	(21,785)
- Trade and other receivables	238,355	380,576
- Other non-current assets	23,478	(15,785)
- Derivative assets	—	300,000
- Trade and other payables	1,011,675	720,586
- Other non-current liabilities	24,023	—
Cash generation from operating activities	(2,706,507)	(1,524,744)
Income tax paid	—	—
Net cash used in operating activities	(2,706,507)	(1,524,744)
Cash flows from investing activities
Acquisition of property, plant and equipment	(47,455)	(10,198)
Acquisition of intangible assets	(10,464)	—
Interest received	1,820	574
Net cash used in investing activities	(56,099)	(9,624)
Cash flows from financing activities
Drawdown of loans, net of issuance costs	—	284,151
Proceeds from the issuance of convertible loan notes, net of issuance costs	—	421,500
Repayment of loans	(7,561)	(7,472)
Payment of lease liabilities	(50,506)	(43,765)
Proceeds from the issuance of shares	2,510,889	626,000
Interest paid	(50,000)	(81,114)
Net cash from financing activities	2,402,822	1,199,300
Net decrease in cash and cash equivalents	(359,784)	(335,068)
Cash and cash equivalents at October 1, 2024 and 2023	1,565,117	823,223
Effect of exchange rate fluctuations on cash held	(87,769)	(3,183)
Cash and cash equivalents at March 31, 2025 and 2024	1,117,564	484,972

The notes on pages 8 to 20 form part of these financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the six months ended March 31, 2025

1.    Reporting entity

Zapp Electric Vehicles Group Ltd. (the “Company” or “Zapp EV”) is an exempted limited company incorporated under the laws of the Cayman Islands on November 15, 2022. The Company’s registered office is at 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The Group’s principal activity is the design, development and delivery of electric vehicles.

The financial statements incorporate the accounts of the Company and entities controlled by the Company (“its subsidiaries”), including by contractual agreement. The term “Group” means Zapp Electric Vehicles Group Ltd. and its subsidiaries.

The Business Combination

On April 28, 2023, the Company consummated the business combination contemplated by the Agreement and Plan of Merger, dated as of November 22, 2022 (the “Merger Agreement”), by and among Zapp EV, CIIG Capital Partners II, Inc. (“CIIG II”), Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales (“Zapp UK”) and Zapp Electric Vehicles, Inc., a Delaware corporation and direct wholly owned subsidiary of Zapp EV (“Merger Sub”).

The Merger Agreement provided that the parties thereto would enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) the shareholders of Zapp UK transferred their respective ordinary shares of Zapp UK to Zapp EV in exchange for ordinary shares of Zapp EV (“Ordinary Shares”, and such exchange, the “Company Exchange”); and (ii) immediately following the Company Exchange, Merger Sub merged with and into CIIG II, with CIIG II being the surviving corporation in the merger (the “Merger”), and each outstanding share of common stock of CIIG II (other than certain excluded shares) would convert into the right to receive one Ordinary Share.

Upon the consummation of the Business Combination: (i) the shareholders of Zapp UK transferred their respective ordinary shares of Zapp UK to Zapp EV in exchange for Ordinary Shares pursuant to the Company Exchange, (ii) Zapp UK’s senior unsecured convertible loan notes due 2025 (the “Zapp UK Convertible Loan Notes”) were automatically redeemed at the principal amount by conversion into ordinary shares of Zapp UK, which were then transferred to Zapp EV in exchange for Ordinary Shares; (iii) all Zapp UK options, whether vested or unvested, were released and cancelled by holders of Zapp UK options in exchange for options to purchase Ordinary Shares (“Zapp EV Exchange Options”); (iv) the Zapp UK warrants issued to Michael Joseph to purchase ordinary shares of Zapp UK ceased to be warrants with respect to ordinary shares of Zapp UK and were assumed by Zapp EV and converted into fully vested warrants to purchase Ordinary Shares (“Zapp EV Exchange Warrants”); (v) all shares of CIIG II Class A common stock, par value $0.0001 per share, and CIIG II Class B common stock, par value $0.0001 per share, were cancelled and automatically deemed to represent the right to receive Ordinary Shares; and (vi) each CIIG II warrant was modified to provide that such warrant no longer entitles the holder thereof to purchase the number of shares of CIIG II’s common stock set forth therein and in substitution thereof such warrant would entitle the holder to acquire the same number of Ordinary Shares per warrant on the same terms (“Zapp EV Public Warrants”). The terms of the Zapp EV Public Warrants were subsequently modified following the Reverse Stock Split that took effect on April 23, 2024.

As the Company Exchange constituted a common control transaction, the consolidated financial statements are prepared as a continuation of the financial statements of Zapp UK, the accounting acquirer, with a recapitalization to reflect the capital structure of Zapp EV.

As CIIG II did not constitute a business under the definitions of IFRS 3 Business Combinations, the Merger was classified as a reverse acquisition and fell within the scope of IFRS 2 Share-based payment, with the issuance of shares to legacy CIIG II shareholders being treated as a share-based payment in exchange for the acquisition of the net assets of CIIG II by Zapp EV.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
For the six months ended March 31, 2025

1.    Reporting entity (continued)

Agreements Restructuring the Ownership of Zapp Scooters (Thailand) Company Limited (“ZTH”)

On December 11, 2024, in order to pursue attractive financing opportunities available in Thailand to certain majority-Thai-owned businesses, the Company restructured the ownership of its indirect subsidiary ZTH, in order that ZTH could qualify as such a majority-Thai-owned business. The restructuring entailed: (i) the transfer of 51% of the equity capital of ZTH from its direct parent Zapp UK to Company founder Swin Chatsuwan pursuant to a share transfer agreement providing for the payment of agreed consideration; (ii) the concurrent execution of an intercompany agreement between ZEV and ZTH; and (iii) the concurrent execution of a shareholders agreement between ZEV and Mr. Chatsuwan. Under these agreements, Zapp UK, as directed by the Company, is entitled to maintain financial and operational control over ZTH’s business notwithstanding Mr. Chatsuwan’s majority ownership. See Note 18 for further details surrounding the operations of ZTH.

2.    Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended March 31, 2025 have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, this report should be read in conjunction with the Group’s annual report on Form 20-F for the year ended September 30, 2024 filed with the Securities and Exchange Commission on January 30, 2025. Our significant accounting policies have not changed since September 30, 2024.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring items and changes in International Financial Reporting Standards, necessary for their fair presentation in conformity with IFRS for complete financial statements. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

2.1.    Going concern

The unaudited condensed consolidated financial statements for the six months ended March 31, 2025 have been prepared on a going concern basis.

The Company had an accumulated deficit at March 31, 2025, and has recorded net losses and net cash used in operating activities since incorporation. As of that date, we had cash and cash equivalents of $1.1 million while our trade and other payables amounted to $21.7 million as we had agreed with certain key suppliers, most notably a number of professional services firms that provided services related to the Business Combination, to delay the settlement of payment obligations. The Company has made limited sales to date and is attempting to commence operations and generate revenue; however, the Company’s cash position may not be sufficient to support the Company’s daily operations until that point. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company entered into an At-The-Market (ATM”) financing facility in the amount of $3.0 million with H.C. Wainwright & Co., LLC on March 3, 2025 (see Note 12) which was utilized in April and May 2025. Substantially all of these proceeds remain available to provide liquidity to fund the Company’s operations as of the date of release of these unaudited condensed consolidated interim financial statements.

The Company has access to up to $42.4 million of liquidity through the Standby Equity Purchase Agreement with an affiliate of Yorkville Advisors Global, LP (see Note 12). The Company raised $1.0 million between April 2025 and the date of release of these unaudited condensed consolidated interim financial statements pursuant to the SEPA (see Note 18).

We intend to seek further extensions to our obligations by assent of our suppliers and to raise up to $5.0 million of additional funds by way of private or public offerings of securities.

We believe that all such funds, taken together, will be sufficient to provide the Company with the liquidity required to commence production of the i300 at scale and launch commercially in Europe.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
For the six months ended March 31, 2025

2.1.    Going concern (continued)

Management’s plans to alleviate the conditions that raise substantial doubt regarding the Company’s ability to continue as a going concern cannot be guaranteed or are not entirely within the Company’s control and therefore cannot be considered probable. While we believe in the viability of our strategy to commence operations and raise additional funds, if these actions are not successful or we are unable to obtain further extensions of our obligations to our suppliers, we will not have sufficient liquidity to continue to fund our operations by the end of 2025.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.2.    New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended September 30, 2024, except for the adoption of new standards effective for accounting periods starting after October 1, 2024. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in the period, however none of these amendments has an impact on the unaudited condensed consolidated interim financial statements of the Group.

3.    Finance income and expenses

Finance income and expenses comprised the following for the six months ended March 31, 2025 and March 31, 2024:

	For the Six Months Ended March 31,
(in USD)	2025	2024
Finance income
Interest on bank deposits	1,820	574
Total finance income	1,820	574
Finance expense
Interest on convertible notes	(147,353)	(28,121)
Interest on loans and borrowings	(141,327)	(147,489)
Interest on lease liabilities	(14,187)	(11,811)
Other interest payable	(46)	(6,082)
Total finance expense	(302,913)	(193,503)

Finance income represents interest income. Finance expense consists primarily of interest on the convertible promissory notes due under the SEPA (see Note 12) and the unwinding of discounting on leases and other financial liabilities (see Note 13).

4.    Other expense

Other expense comprised the following for the six months ended March 31, 2025 and March 31, 2024:

	For the Six Months Ended March 31,
(in USD)	2025	2024
Fair value movements	(218,432)	(1,974,401)
Foreign exchange movements	(222,169)	268,273
Sundry income	11,798	38
	(428,803)	(1,706,090)

For the six months ended March 31, 2025, the fair value movements included gains of $31,232 (2024: $353,168) on the revaluation of warrants accounted for as a financial liability (see Note 16) and losses of $249,664 (2024: gains of $33,000) on the revaluation of embedded derivative liabilities within the convertible loan notes (see Note 12).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
For the six months ended March 31, 2025

5.    Taxation

The Company recognized a taxation charge of $858,583 for the six months ended March 31, 2025 despite recording a pre-tax loss from operations. This reflects the recognition of additional U.S. federal income tax liabilities of the Company’s U.S. subsidiary, CIIG II, following finalization of that entity’s federal income tax return for the twelve months ended December 31, 2023.

6.    Earnings per share

The following table sets forth the computation of basic and diluted loss per share for the six months ended March 31, 2025 and March 31, 2024:

	For the Six Months Ended March 31,
(in USD)	2025	2024
Loss for the period	(4,321,441)	(5,033,129)
Basic weighted average number of ordinary shares	6,380,104	2,961,810
Basic and diluted loss per ordinary share	(0.68)	(1.70)

As the Group incurred net losses for the six months ended March 31, 2025 and March 31, 2024, basic loss per share was the same as diluted loss per share in each period.

The following weighted-average effects of potentially dilutive outstanding ordinary share awards, including share options, warrants, management earnout shares and sponsor earnout shares, were excluded from the computation of diluted loss per share because their effects would have been anti-dilutive for the six months ended March 31, 2025 and March 31, 2024:

	For the Six Months Ended March 31,
	2025	2024
Share options	113,155	113,868
Warrants	1,321,875	1,492,956
Management earnout shares	425,915	425,915
SAP earnout shares	34,186	34,186
Sponsor earnout shares	37,735	37,735
Shares issuable upon conversion of loan notes	768,852	116,718
Total	2,701,718	2,221,378

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
For the six months ended March 31, 2025

7.    Property, plant and equipment

(in USD)	Leasehold and leasehold improvements	Furniture, fixtures and office equipment	Plant equipment	Vehicles	Total
Cost
At October 1, 2024	114,921	161,151	489,901	176,738	942,711
Additions	3,249	3,517	33,774	6,916	47,456
Effect of movements in exchange rates	(4,420)	(7,084)	(23,178)	(8,517)	(43,199)
At March 31, 2025	113,750	157,584	500,497	175,137	946,968
Accumulated depreciation and impairment losses
At October 1, 2024	67,638	63,318	265,082	85,797	481,835
Depreciation for the period	11,295	13,837	48,750	24,941	98,823
Effect of movements in exchange rates	(2,469)	(2,671)	(12,665)	(4,075)	(21,880)
At March 31, 2025	76,464	74,484	301,167	106,663	558,778
Carrying amounts
At October 1, 2024	47,283	97,833	224,819	90,941	460,876
At March 31, 2025	37,286	83,100	199,330	68,474	388,190

8.    Intangible assets

(in USD)	Development costs	Patents and trademarks	Software	Total
Cost
At October 1, 2024	1,406,852	69,595	141,550	1,617,997
Additions	—	—	10,464	10,464
Effect of movements in exchange rates	(67,227)	(3,198)	(4,987)	(75,412)
At March 31, 2025	1,339,625	66,397	147,027	1,553,049
Accumulated amortization and impairment losses
At October 1, 2024	555,262	23,790	4,505	583,557
Amortization for the period	67,056	3,336	2,709	73,101
Effect of movements in exchange rates	(26,534)	(1,105)	(133)	(27,772)
At March 31, 2025	595,784	26,021	7,081	628,886
Carrying amounts
At October 1, 2024	851,590	45,805	137,045	1,034,440
At March 31, 2025	743,841	40,376	139,946	924,163

Capitalized development costs represent the cost of prototype vehicles and other components based on contractual terms. The development costs are being amortized over a useful life of 10 years; as at March 31, 2025 the remaining useful life was 5.5 years.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
For the six months ended March 31, 2025

9.    Inventory

Inventory comprised the following at March 31, 2025 and September 30, 2024:

(in USD)	March 31, 2025	September 30, 2024
Raw materials	971,412	341,434
Work in progress	56,012	58,823
Finished goods	95,377	104,955
	1,122,801	505,212

10.    Trade and other receivables

Trade and other receivables comprised the following at March 31, 2025 and September 30, 2024:

(in USD)	March 31, 2025	September 30, 2024
Trade receivables	—	21,515
Income tax receivable	—	460,738
Other taxation and social security receivable	213,830	180,368
Prepayments	284,266	261,352
Other receivables	612,556	460,789
	1,110,652	1,384,762

11.    Trade and other payables

Trade and other payables comprised the following at March 31, 2025 and September 30, 2024:

(in USD)	March 31, 2025	September 30, 2024
Accounts payable and accrued liabilities	21,179,935	20,497,131
Income tax payable	407,253	—
Other taxation and social security payable	82,358	155,054
Deferred income	12,501	12,880
	21,682,047	20,665,065

At March 31, 2025, accounts payable and accrued liabilities include $17,937,955 (September 30, 2024 - $17,960,374) that remains payable in respect of professional fees and excise taxes in connection with the Business Combination.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
For the six months ended March 31, 2025

12.    Loans and borrowings

Details of loans and borrowings outstanding as of September 30, 2024 are set out in Note 19 to the financial statements included in the Group's annual report on Form 20-F for the year ended September 30, 2024. Movements since October 1, 2024 are summarized below:

(in USD)	March 31, 2025	September 30, 2024
Current
Bank loans	15,382	15,925
Convertible notes	440,377	1,488,517
Promissory notes	4,273,850	4,229,840
	4,729,609	5,734,282
Non-current
Bank loans	2,255	10,009
Promissory notes issued to related parties	294,416	309,191
	296,671	319,200
	5,026,280	6,053,482

SEPA

On July 11, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD (“Yorkville”), a Cayman Islands exempt limited partnership that is an affiliate of Yorkville Advisors Global, LP, pursuant to which the Company has the right to sell to Yorkville up to $50.0 million (“the Commitment Amount”) of its ordinary shares, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term thereof.

Under the agreement, Yorkville agreed to advance to the Company $4.0 million in three tranches (the “Pre-Paid Advance”) in exchange for convertible promissory notes (the “Convertible Notes”). The first advance of $1.0 million was disbursed on July 11, 2024. The second advance of $1.0 million was disbursed on July 23, 2024. The balance of $2.0 million was disbursed on July 26, 2024. The purchase price for the Pre-Paid Advances was 95% of the principal amount thereof. The notes are not interest bearing and are repayable in July 2025. The Convertible Notes relating to the Pre-Paid Advance were recognized as a financial liability with embedded derivatives. The embedded derivatives related to the conversion option and a floor price amortization event feature under which early repayment of the Convertible Notes is required subject to certain share price criteria being met.

Between July 29, 2024 and March 31, 2025, Yorkville exercised its right to require the issuance and sale of a total of 1,346,404 Ordinary Shares, and at March 31, 2025, there were outstanding Convertible Notes in an aggregate principal amount of $500,000 outstanding. Between April 1, 2025 and the date of release of these unaudited condensed consolidated interim financial statements, Yorkville exercised its right to require the issuance of a total of 1,103,342 Ordinary Shares. As of the date of release of these unaudited condensed consolidated interim financial statements, there were no Convertible Notes outstanding. See Note 18 for further details.

Between December 20, 2024 and March 31, 2025, the Company directed Yorkville to purchase 2,161,681 Ordinary Shares pursuant to the SEPA, receiving net cash proceeds of approximately $2.7 million. Between April 1, 2025 and the date of release of these unaudited condensed consolidated interim financial statements, the Company directed Yorkville to purchase a further 2,593,315 Ordinary Shares pursuant to the SEPA, receiving net cash proceeds of approximately $1.0 million.

Following repayment of the Convertible Notes, subject to certain conditions and limitations, the Company has the right, but not the obligation, from time to time during the term of the SEPA, to direct Yorkville to purchase specified numbers of Ordinary Shares, priced according to the SEPA by delivering written notice to Yorkville.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
For the six months ended March 31, 2025

12.    Loans and borrowings (continued)

ATM

On March 3, 2025, the Company entered into an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC, as sales agent (“Wainwright”), pursuant to which the Company may offer and sell, from time to time through Wainwright, ordinary shares, $0.002 par value per share (the “Shares”), for aggregate gross proceeds of up to $3,000,000 (the “ATM Offering”). The offer and sale of the Shares will be made pursuant to a registration statement on a Form F-3, as amended, originally filed with the SEC on March 3, 2025 and declared effective on March 27, 2025, and the related prospectus contained therein (the “Registration Statement”), as supplemented by a prospectus supplement relating to the ATM Offering.

Pursuant to the Sales Agreement, Wainwright may sell the Shares in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act, including sales made directly on or through the Nasdaq Capital Market or any other method permitted by law. If agreed to in a separate terms agreement, the Company may sell the Shares to Wainwright as principal, at a purchase price agreed upon by Wainwright and the Company. Wainwright may also sell the Shares in negotiated transactions with the Company’s prior approval. The offer and sale of the Shares pursuant to the ATM Offering will terminate upon the earlier of (a) the sale of the Shares pursuant to the prospectus supplement filed with the SEC having an aggregate sales price of $3,000,000, or (b) the termination of the Sales Agreement by Wainwright or the Company pursuant to its terms. The Company has no obligation to sell any of the Shares, and may at any time suspend offers under the Sales Agreement.

See Note 18 for further details.

13.    Leases

The Group has entered into lease contracts for its offices, delivery vans and staff motor vehicles. The Group’s obligations under its leases are secured either by the lessor’s title to the leased assets or by a collateral pledge over the lease assets.

The carrying amounts and movement in the right-of-use assets are set out below:

(in USD)	Leasehold property	Furniture, fixtures and office equipment	Vehicles	Total
Cost
At October 1, 2024	483,135	10,898	122,730	616,763
Additions	60,358	8,007	—	68,365
Effect of movements in exchange rates	(16,341)	(453)	(28,993)	(45,787)
At March 31, 2025	527,152	18,452	93,737	639,341
Accumulated depreciation and impairment losses
At October 1, 2024	211,489	3,934	61,772	277,195
Depreciation for the period	33,260	1,265	10,307	44,832
Effect of movements in exchange rates	(6,416)	(188)	(26,316)	(32,920)
At March 31, 2025	238,333	5,011	45,763	289,107
Carrying amounts
At October 1, 2024	271,646	6,964	60,958	339,568
At March 31, 2025	288,819	13,441	47,974	350,234

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
For the six months ended March 31, 2025

13.    Leases (continued)

The carrying amounts and movement in the lease liabilities are set out below:

(in USD)	March 31, 2025
At October 1, 2024	363,718
Additions	68,365
Interest	14,436
Payments	(50,506)
Effect of movements in exchange rates	(13,985)
At March 31, 2025	382,028

Current	97,632
Non-Current	284,396
382,028

The following are the amounts recognized in profit or loss in respect of the lease agreements:

	For the Six Months Ended March 31,
(in USD)	2025	2024
Depreciation expense on right-of-use assets	44,831	34,065
Interest on lease liabilities	14,187	9,719
	59,018	43,784

14.    Share capital

At March 31, 2025 the authorized share capital of the Company was US$50,000 divided into 25,000,000 ordinary shares of $0.002 each.

Holders of Ordinary Shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.

Movements in the Company’s share capital during the six months ended March 31, 2025 were as follows:

(in USD, except number)	Number	Share capital	Share premium
At October 1, 2024	4,926,711	9,853	127,410,994
Shares issued in relation to the SEPA	3,013,018	6,026	4,293,930
At March 31, 2025	7,939,729	15,879	131,704,924

As of March 31, 2025, 26,437,500 warrants to acquire the Company’s ordinary shares were outstanding. Each warrant can be converted into the right to be issued with 1/20th of an Ordinary Share, and so twenty warrants must be exercised to purchase one Ordinary Share; only whole warrants are exercisable. The effective exercise price of twenty warrants is $230.00, and the warrants are exercisable until April 28, 2028, or earlier upon redemption or liquidation. Until warrant holders acquire the Ordinary Shares upon exercise of such warrants, they have no rights in respect of such Ordinary Shares.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
For the six months ended March 31, 2025

15.    Share-based payments

There have been no changes to the Group’s share-based payment arrangements from those described in the Group’s annual report for the year ended September 30, 2024.

The Group recognized a share-based payment charge for the period as follows:

	Six Months Ended March 31,
(in USD)	2025	2024
Informal share option arrangements	791	13,602
MSA compensation	—	29,645
	791	43,247

No share options, share awards or RSUs were granted during the six months ended March 31, 2025.

Movements in equity instruments during the period

The following reconciles the outstanding share options, earnout shares, share awards to be issued and restricted stock units at the beginning and end of the period:

	Informal share option arrangements	Management earnout shares	Sponsor earnout shares	SAP compensation

At October 1, 2024 and March 31, 2024	113,155	425,916	37,735	34,186

As at March 31, 2025, 113,155 of the informal share options were vested. 51,323 of the share options outstanding as at March 31, 2025 were exercisable at a price of $0.00045 per share, 56,179 were exercisable at a price of $15.69 per share, and 5,653 were exercisable at a price of $42.60 per share.

The following table presents key terms in relation to the informal share option arrangements:

	Weighted average exercise price	Weighted average remaining contractual life (in years)
At October 1, 2024	$9.92
At March 31, 2025	$9.92	5.44

Movements in non-vested shares under informal share option arrangements were as follows:

	Number	Weighted average fair value at grant date
At October 1, 2024	1,783	$19.15
Vested during the period	(1,783)	$19.75
At March 31, 2025	—	n/a

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
For the six months ended March 31, 2025

16.    Financial instruments

16.1.    Financial assets

Financial assets, other than cash and short-term deposits, comprised the following at March 31, 2025 and September 30, 2024:

(in USD)	March 31, 2025	September 30, 2024
Financial assets at amortized cost
Trade receivables	—	21,515
Lease deposits	38,678	40,165
	38,678	61,680
Total financial assets	38,678	61,680

Current	—	39,409
Non-current	38,678	22,271
	38,678	61,880

16.2.    Financial liabilities

Financial liabilities comprised the following at March 31, 2025 and September 30, 2024:

(in USD)	March 31, 2025	September 30, 2024
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	21,179,935	20,497,131
Loans and borrowings	4,291,486	4,255,773
Convertible loan notes	440,377	1,488,517
Loans and borrowings from related parties	294,416	309,191
Lease liabilities	382,028	363,718
	26,588,242	26,914,330
Financial liabilities at fair value through profit or loss
Warrants	211,420	242,653
Convertible loan notes	63,616	407,480
	275,036	650,133
Total financial liabilities	26,863,278	27,564,463

Current	26,070,792	26,959,670
Non-current	792,486	604,793
	26,863,278	27,564,463

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
For the six months ended March 31, 2025

16.    Financial instruments (continued)

The following is a summary of the loans and borrowings of the Group as at March 31, 2025 and September 30, 2024:

	Interest rate	Maturity	March 31, 2025	September 30, 2024
Current
Bank loans	2.50%	Within one year	15,382	15,925
Promissory notes	0.00% to 15.00%	Within one year	4,273,850	4,229,840
Convertible loan notes	0.00%	Within one year	500,000	2,100,000
			4,789,232	6,345,765
Non-current
Bank loans	2.50%	2026	2,255	10,009
Promissory notes issued to related parties	15.00%	2026	294,416	309,191
			296,671	319,200

As at March 31, 2025, there were 26,437,500 warrants outstanding which do not meet the criteria for equity accounting and are accounted for as a financial liability with movements in fair value being reported within other expenses. For the six months ended March 31, 2025, total gains on revaluation of $31,232 were recorded in relation to the warrants.

16.3.    Fair value

Management has assessed that the fair value of other receivables and trade and other payables approximated their carrying value due to the short-term maturities of those instruments.

The fair value of other receivables and trade and other payables has been measured using Level 3 valuation inputs.

The fair value of public warrants and embedded derivatives within convertible loan notes were measured using Level 1 inputs and the fair value of private placement warrants was measured using Level 3 inputs.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
For the six months ended March 31, 2025

17.    Contingencies

Litigation

Group companies are or may be from time to time party to legal proceedings, arbitrations and regulatory proceedings arising in the normal course of our business operations, including the matter described below. We evaluate developments in such matters and provide accruals for such matters, as appropriate. In making such decisions, we consider the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of a loss. An unfavorable outcome in any such proceedings, if material, could have an adverse effect on our business or consolidated financial statements.

Zapp UK is currently party to a civil action captioned SPAC Advisory Partners LLC v. Zapp Electric Vehicles Limited et al., No. 655171/2023, filed on October 19, 2023 in the Supreme Court of New York County, New York. Plaintiff’s amended complaint in the action, filed March 26, 2024, asserts claims for breach of contract, account stated and supplemental claims arising from the defendant’s alleged non-payment of $3,630,000 in fees allegedly due to plaintiff for advisory services in relation to the Business Combination. Plaintiff’s amended complaint also purported to add Zapp EV as a party defendant. Zapp UK filed an answer to the operative complaint on May 8, 2024. On September 6, 2024, following service of process upon it, the Company filed a motion to dismiss plaintiff’s amended complaint as against it on various grounds, including that the court lacks personal jurisdiction over it. On October 8, 2024, plaintiff’s counsel filed its opposition to the Company’s motion to dismiss and, contrary to applicable procedural rules, included in such opposition a cross-motion for partial summary judgment against Zapp UK. On October 14, 2024, the Company filed a reply in further support of its motion to dismiss combined with Zapp UK’s opposition to plaintiff's purported cross-motion for partial summary judgment.  On March 14, 2025, the Court issued its Decision and Order on the foregoing matters, granting the Company’s motion to dismiss as to it (with prejudice) and denying plaintiff’s purported cross motion for partial summary judgment. On June 18, 2025, plaintiff filed a notice of appeal in respect of the Court’s March 14, 2025 Decision and Order.  As of the date hereof, there has been no discovery or other proceedings in the case apart from the foregoing. We believe that plaintiff’s appeal will be unavailing and that Zapp UK has meritorious defenses to the claims asserted against it in the case.

18.    Subsequent events

Actions pursuant to the SEPA

Between April 1, 2025 and the date of release of these unaudited condensed consolidated interim financial statements, Yorkville exercised its right under the SEPA to require the issuance and sale of a total of 1,103,342 Ordinary Shares. At the date of release of these unaudited condensed consolidated interim financial statements, there were no outstanding Convertible Notes.

Between April 1, 2025 and the date of release of these unaudited condensed consolidated interim financial statements, the Company directed Yorkville to purchase 2,595,315 Ordinary Shares pursuant to the SEPA. The Company received net cash proceeds of $1.0 million from the sale of such shares to Yorkville.

At the market share issuances

Between April 1, 2025 and the date of release of these unaudited condensed consolidated interim financial statements, the Company issued a total of 5,459,143 Ordinary Shares in ‘at the market’ share issuances. The Company received net cash proceeds of $2.9 million from the issuance of such shares.

Loss of operational control of ZTH

On May 2, 2025, the Company’s directors informed Chief Executive Officer Swin Chatsuwan that the board had lost confidence in him, had voted to place him on a leave of absence pending further action by the board, and had appointed David McIntyre, previously the Company’s Chief Operating Officer, as Acting Chief Executive Officer. On or about May 5, 2025, the Company lost operational control of its indirect subsidiary ZTH, when it became clear that Mr. Chatsuwan was intent on exercising continued control over ZTH in breach of his fiduciary duties to the Company and in breach of the December 11, 2024 Shareholders Agreement between himself and Zapp UK, referenced above. In the ensuing weeks, it became clear that Chief Brand Officer Belinda Vinke, Chief Strategy Officer Kiattipong Arrtachariya and Chief Design Officer Warin Thanawathee were acting in concert with Chatsuwan to defy the Company’s board, in breach of their duties to the Company.  Following prolonged, unsuccessful efforts by the Company's board and other executives to secure their renewed cooperation, the board voted unanimously on June 2, 2025 to terminate for cause Chatsuwan, Vinke, Arrtichariya and Thanawathee and to confirm the appointment of David McIntyre as the Company's Chief Executive Officer.

As a result of these developments, the Company ceased to consolidate ZTH from May 5, 2025 and is pursuing all legal remedies available to it to seek redress from the four executives and regain operational control over ZTH.